THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 DEC 20 AM 9:10

December 5, 2002

82-3708

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

BY AIR MAIL

Dear Sirs,

Sub :- CRISIL rating for the Rs.200 million commercial Paper Programme of the Company.

We hereby inform you that the Credit Rating Information Services of India Ltd. (CRISIL) has assigned a "P1+" (Pronounced "P one plus") rating to our proposed Commercial Paper Issue of Rs.200 million.

This is for your information.

02060739

Thanking you,

Yours faithfully,

Asst. Company Secretary

Encl.: As above.

dw 1/2/03